UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                             Commission File Number: 1-14365

El Paso Holdco LLC

(successor in interest to El Paso Corporation)

(Exact name of registrant as specified in its charter)

1001 Louisiana Street, Houston, Texas 77002, (713) 420-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

                                                                          None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     1

Pursuant to the requirements of the Securities Exchange Act of 1934, El Paso Natural Gas Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 6, 2012	El Paso Holdco LLC

	By:	/s/ Joseph Listengart
Joseph Listengart
Vice President